EXHIBIT 2


SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-       )
Filings Under the Public Utility Holding Company Act of 1935 ("Act") _______________, 1998 Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) thereto is/are available for public inspection through the Commission's Office of Public Reference.
              Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by December 14, 1998 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the manner. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.



Central and South West Corporation
Public Service Company of Oklahoma (70-    )
              Public Service Company of Oklahoma ("PSO"), an Oklahoma corporation and a wholly-owned electric utility subsidiary of Central and South West Corporation ("CSW"), located at 212 East 6th Street, Tulsa, Oklahoma 74119, and CSW, a Delaware corporation and a registered holding company (together with PSO, the "Applicants") under the Public Utility Holding Company Act of 1935, as amended (the "Act"), located at 1616 Woodall Rodgers Freeway, Dallas, Texas 75202, have filed an application pursuant to Sections 6(a), 7, 9(a), 10, 11 and 12 of the Act and Rules 23, 24, 45 and 54 thereunder.
         The Applicants request authority (1) for CSW to organize CSW Ventures through an initial purchase of approximately 62,486 shares of common stock of CSW Ventures for approximately $1,093,505 in cash; (2) for PSO to transfer all of its interest in certain nonutility investments, as described in the application (the "Investments"), to CSW in the form of a dividend; (3) for CSW to contribute to CSW Ventures the Investments; and (4) for CSW Ventures to own and manage certain of the Investments under previous Commission authority granted to PSO.
         In view of the rapidly changing nature of the energy markets in the United States, the organization of a new subsidiary dedicated to the management of nonutility investments enables CSW, PSO and each of CSW's other electric utility subsidiaries to focus on continuing to provide quality electric service to their respective consumers and permits CSW and its affiliates to take full advantage of new opportunities in energy-related industries.
         CSW proposes to capitalize CSW Ventures through an initial purchase of approximately 62,486 shares of CSW Ventures for approximately $1,093,505 in cash and to contribute all of its interest in the Investments to CSW Ventures.
         Specifically, the Applicants propose that PSO transfer, in the form of a dividend, its entire interest in each of the Investments to CSW at the current book value. Book value will be calculated as PSO's initial investment adjusted to reflect PSO's portion of the retained earnings for each Investment. CSW will then make a capital contribution to CSW Ventures of all such Investments. CSW Ventures will be financed on an on-going basis through additional contributions and loans from CSW. These loans and contributions will be provided through the internally generated funds of the CSW system. CSW requests permission to guarantee the obligations of CSW Ventures from time to time as needed. CSW Ventures's business purpose will be to manage the Investments all of which are closely related to CSW's core electric utility business. CSW Ventures will have at least two full-time employees and will maintain a debt to equity ratio of 95-to-5.
              The Applicants further request that the Commission grant CSW Ventures a continuation of Commission authority that was either previously given, or given during the pendancy of this Application, to PSO with respect to each of the Investments as described in the application. Specifically, the Applicants request a continuation of Commission authority given with respect to its investment in (1) Nuvest, L.L.C., which provides services to public utility companies through its subsidiaries, Public Service Company of Oklahoma, Holding Co. Act Release No. 26638 (December 30, 1996) (Through its filing of post-effective Amendment No. 3, which is currently pending at the Commission, PSO is seeking authorization to increase the amount of its aggregate equity investment from $700,000 to $5 million and to increase the aggregate amount of guarantees that may be provided by PSO from $12,000,000 to $18,000,000); (2) Scientech, Inc., which provides utility-related services (and some ancillary and minor products such as replacement parts and components for commercial nuclear facilities) to the nuclear utility industry and certain United States government agencies, Public Service Company of Oklahoma, Holding Co. Act Release No. 26746 (July 29, 1997); and (3) RIKA Management Company, L.L.C., which is engaged in the development and commercialization of computer automation technology for the electric power industry, Public Service Company of Oklahoma, Holding Co. Act Release No. 26445 (December 29, 1995).
              The Applicants also intend to transfer to CSW Ventures the following investments of PSO made pursuant to Rule 58: (1) Powerware, Inc., which provides energy and demand-side management technologies to water utilities; (2) AEMT, Inc., which manufactures and distributes electric power conditioning and surge protection equipment; and (3) Utility Data Resources, Inc., a consulting and service company specializing in utility power billing and load research, data retrieval services and other related computer services to utilities.
         The Applicants will file certificates pursuant to Rule 24 of the Act on a semi-annual basis setting forth (1) a narrative report of activities and investments undertaken by CSW Ventures, (2) a description of the types of services performed by each of the non-Rule 58 Investments and any additional investments during the period, (3) a statement of any dividends or interest paid or other distributions made to CSW Ventures by each of the non-Rule 58
Investments and any additional investments during the period and cumulatively and (4) a description of any transactions between any of the Investments and CSW Ventures or any associate company within CSW.
     In addition, no proceeds from the proposed transactions will be used by CSW or any subsidiary thereof for the direct or indirect acquisition of an interest in an exempt wholesale generator, as defined in Section 32 of the Act ("EWG"), or a foreign utility company, as defined in Section 33 of the Act ("FUCO"). Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rule 53(a), (b) and (c) are satisfied. The Applicants currently meet all of the criteria of Rule 53(a), except for clause (1). At June 30, 1998, CSW's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $917 million, or approximately 51.51% of CSW's average "consolidated retained earnings," as defined in Rule 53(a)(1), for the four quarters ended June 30, 1998 (approximately $1.781 billion), which exceeds the 50% "safe harbor" limitation contained in that rule.

                  By order dated January 24, 1997, (HCAR No. 26653) ("January 1997 Order"), the Commission authorized CSW to increase to 100% of average "consolidated retained earnings," as defined in Rule 53(a)(1), the aggregate amount which it may invest in EWGs and FUCOs. Although CSW's aggregate investment exceeds the 50% "safe harbor" limitation contained in Rule 53, CSW's aggregate investment is below the 100% limitation authorized under the January 1997 Order.

                  As of September 30, 1996, the most recent period for which financial statement information was evaluated in the January 1997 Order, CSW's consolidated capitalization consisted of 43.5% equity and 56.5% debt. CSW's consolidated pro forma capitalization as of June 30, 1998, taking into account the effect of the proposed transactions, is 41.8% equity and 58.2 % debt.

                  CSW asserts that since the date of the January 1997 Order, there has been no material change in its consolidated capitalization ratio. CSW further states that this ratio remains within acceptable ranges and limits, as evidenced by CSW's corporate consolidated "A2" short term credit rating, which has remained the same since the January 1997 Order.

                  In 1997, the government of Great Britain imposed a windfall profits tax of $176 million on Seeboard, plc, a FUCO in the United Kingdom wholly owned by CSW. Notwithstanding the imposition of this tax, earnings attributable to CSW's interests in EWGs and FUCOs contributed positively to consolidated earnings in the calendar year ending after the January 1997 Order. Accordingly, since the date of the January 1997 Order, the earnings attributable to CSW's investments in EWGs and FUCOs have not had any adverse impact on CSW's financial integrity.

              CSW will continue to maintain in conformity with United States generally accepted accounting principles and make available the books and records required by Rule 53(a)(2). CSW does, and will continue to, comply with the requirement that no more than 2% of the employees of CSW's operating subsidiaries shall, at any one time, directly or indirectly, render services to an EWG or FUCO in which CSW directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, CSW will continue to submit a copy of Item 9 and Exhibits G and H of CSW's Form U5S to each of the public service commissions having jurisdiction over the retail rates of CSW's operating utility subsidiaries, satisfying Rule 53(a)(4). None of the conditions described in Rule 53(b) exist with respect to CSW or any of its subsidiaries, thereby satisfying said Rule and making Rule 53(c) inapplicable.
              For the Commission, by the Division of Investment Management, pursuant to delegated authority.
                                           Jonathan G. Katz
                                           Secretary